UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A. Name of issuer or person filing (“Filer”):   Computershare Trust Company of Canada

B.

(1) This is [check one]

☒	an original filing for the Filer

☐	an amended filing for the Filer

(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C. Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	Royal Bank of Canada
RBC Covered Bond Guarantor Limited Partnership

Form type:	F-3

File Number (if known):	333-203567

Filed by:	Computershare Trust Company of Canada

Date Filed (if filed concurrently, so indicate)	April 22, 2015, filing concurrently

D. The Filer is incorporated or organized under the laws of Canada and has its principal place of business at 100 University Avenue, 11th Floor, North Tower, Toronto, Ontario, Canada, M5J2Y1 Telephone No. 416-263-9200.

E. The Filer designates and appoints Computershare Trust Company, N.A. (“Agent”) located at 350 Indiana Street, Suite 750, Golden, Colorado, 80401 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the last sale of securities in reliance upon the Regulation A exemption.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. Not applicable.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Canada, this 22nd day of April, 2015.

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	/s/ Charles Eric Gauthier
Name: Charles Eric Gauthier
Title: General Manager, Corporate Trust

By:	/s/ Mircho Mirchev
Name: Mircho Mirchev
Title: Corporate Trust Officer

This statement has been signed by the following persons in the capacities and on the dates indicated.

Authorized Agent in the United States

COMPUTERSHARE TRUST COMPANY, N.A.

By:	/s/ Rose Stroud
Name: Rose Stroud
Title: Corporate Trust Officer